SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                     (Name of Subject Company (Issuer))

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                     (Name of Filing Person(s) (Issuer))

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                    59560R108
                   (Cusip Number of Class of Securities)

                                 GENE C. KNOLL
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                            132 WEST STATE STREET
                              MEDFORD, WI 54551
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   Copies to:
                              ARNOLD J. KIBURZ III
               RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                         500 THIRD STREET, SUITE 700
                                P.O. BOX 8050
                              WAUSAU, WI 54402

                         CALCULATION OF FILING FEE*
  Transaction Valuation:  $2,309,204      Amount of Filing Fee:  $462.00

 * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 90,557 shares of common stock at the tender offer price per share of $25.50.

 <checked-box>  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:       $462.00       Filing Party: MID-WISCONSIN FINANCIAL SERVICES, INC.
     Form or registration Number:  SCHEDULE TO   Date Filed: DECEMBER 15, 2000

 <square>  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:
     <square>  third-party tender offer subject to Rule 14d-1.
     <checked-box>  issuer tender offer subject to Rule 13e-4.
     <square>  going-private transaction subject to Rule 13e-3.
     <square>  amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: <square>
                                 -1-
     This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation ("Mid-Wisconsin"), to purchase up to 90,557 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $25.50 per share as described in Mid-Wisconsin's Schedule TO filed December 15, 2000 ("Schedule TO"). Mid-Wisconsin's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000, which was previously filed as Exhibit (a)(1)(A) to Schedule TO (the "Offer to Purchase") and the related Transmittal Form which together constitute the tender offer.

     This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO is filed for the purpose of amending Item 4 as indicated herein.

     All references in this Issuer Tender Offer Statement to material designated by caption or to a numerically designated "Section" refer to a captioned or numerically designated section, as the case may be, of the Offer to Purchase.

 ITEM 4.  TERMS OF THE TRANSACTION.

     Paragraph (a) of Item 4 of Schedule TO is hereby amended to read as follows:

     (a) The information set forth in "Summary" and "Section 1. Number of Shares; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights," "Section 6. Certain Conditions of the Offer," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Stock," and "Section 13. Certain Federal Income Tax Consequences" is incorporated by reference.

     Mid-Wisconsin hereby revises the final paragraph of Section 6 of the Offer to Purchase to read as follows:

          The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Date regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.
                                 -2-
                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                              MID-WISCONSIN FINANCIAL
                              SERVICES, INC.

 January 2, 2001              By:  GENE C. KNOLL
                                   Gene C. Knoll
                                   President and Chief Executive Officer